June 24, 2025

Pengfei Xie
Chief Financial Officer
Hudson Acquisition I Corp.
31 Hudson Yards
Office 51
New York, NY 10001

       Re: Hudson Acquisition I Corp.
           Form 10-K for the period ended December 31, 2024
           File No. 001-41532
Dear Pengfei Xie:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2024
General

1. We note that you are delinquent in filing your Form 10-Q for the quarterly period ended March 31, 2025. Please file the required Form 10-Q or tell us when you will file it.
 June 24, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charles Eastman at 202-551-3794 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing